Exhibit 1

Kanen Wealth Management, LLC
5850 Coral Ridge Drive, Suite 309
Coral Springs, FL 33321
P: (631) 863-3100 F: (631) 863-3103
W: KanenAdvisory.com

May 3rd, 2021

Board of Directors
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Dr.
Saint Louis, MO 63114

Dear BBW Board,

We are writing this letter with the objective of being transparent to both the Board and BBW shareholders.

Approximately 7-8 weeks ago, KWM introduced two exceptional candidates in Mr. Mehran Nia (founder of CarParts.com) as well as Lev Parker (CarParts.com CEO). “PRTS” is an e-commerce aftermarket auto parts company. Prior to their re-engagement with the company 3 years ago, PRTS was floundering for over 6 years. As per our discussions, I consider both candidates to be experts in the digital/e-commerce space with spectacular track records. As a PRTS board member myself, I witnessed firsthand a dramatic turnaround with triple digit growth in revenue, gross profit, and an ensuing increase in the stock from $1/sh to over $17/sh. They possess “Rockstar” qualities and have indisputable track records in shareholder returns. (1,800% in < 36 months) Both candidates are highly qualified and have the expertise in an area critical to BBW’s future success. (Digital/E-Comm).

We are aware that the board has initiated a process whereby our proposed candidates are being vetted. We look forward to a sincere, profitable, expeditious conclusion.

Additional to the consideration of our proposed candidates are the following initiatives that incrementally will be accretive to our growth and operating results:

1.	BBW Toys (Plush) for pets.
2.	Expansion of capital light 3rd party retail. Eg: Chuck E Cheese, Six Flags and family fun destinations.
3.	Enhanced 3-D e-commerce experience including non- fungible tokens (NFT’s).
4.	BBW educational experiences/school outreach program.
5.	Expansion of live streaming / “remote retail”.

We are looking forward to continuing our dialogue and being helpful in creating substantial shareholder value.

David Kanen
President, Kanen Wealth Management, LLC